[Letterhead of Baker McKenzie]

August 21, 2009

Securities and Exchange Commission                                       VIA EDGAR AND
Division of Corporation Finance                                           FEDERAL EXPRESS
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-27816

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors VIII (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated July 10, 2009 relating to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response.

General

1.
We note that, on pages 2 and 9, you incorporate certain information from your prospectus filed with your registration statement on Form S-11 in 2005 and supplement filed in 2008 for Parts I, II, III, and IV of the Form 10-K.  Please file all relevant pages from your prospectus as an exhibit to the Form 10-K.  Refer to Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act.  See also the Division’s Compliance and Disclosure Interpretations on Exchange Act Forms, Question 104.11.  Also revise page 2 of the Form 10-K to include all sections of the 10-K that incorporate by reference.

Response:  In all future reports, we undertake to file as exhibits to the report, copies of the relevant pages of the prospectus or supplement containing information incorporated by reference in such report.

We also undertake to revise page 2 of future Form 10-Ks to include all sections of the 10-K that incorporate by reference.  For example, if a future 10-K incorporates by  reference the  same sections that  were incorporated by reference  into the  most recent 10-K, then that future 10-K would include disclosure in the last paragraph on page 2 of the 10-K that would read substantially as follows:

“Portions of the Prospectus dated August 4, 2005, and Supplement No. 6 dated April 28, 2008,  included as part of the Post Effective Amendment No. 8 to the Registration Statement on Form S-11 (SEC File No. 333-125629) are incorporated in the following sections of this report:

•	Part I – Item 1 - Business
•	Part II – Item 5 – Market for the Registrant’s “Limited Partnership Units,” Related Unitholder Matters and Issuer Purchases of Equity Securities
•	Part III – Item 11 –Executive Compensation
•	Part III – Item 13 – Certain Relationships and Related Transactions, and Director Independence”

Business, page 4

2.	Please tell us the typical maturity terms of your loans and the percentage that are interest only. Please provide similar disclosure in future filings.

Response:  As of December 31, 2008, approximately 48% of the Partnership’s loans (representing 91% of the aggregate principal balance of the Partnership’s loan portfolio) are interest-only.  The remaining loans are partially amortizing.

As of December 31, 2008, approximately 90% of the Partnership’s loans (representing 95% of the aggregate principal balance of the Partnership’s loan portfolio) have a term of five years or less.  The remaining loans have terms longer than five years.

We undertake to provide in future 10-K filings similar disclosures regarding the typical maturity terms of our loans and the percentage that are interest only, as updated for the relevant filing period.

3.
On page 5, we note that some of your borrowers are struggling to make scheduled payments and that you expect to have a higher level of delinquencies than traditional lending and banking institutions.  Please tell us why your operations are affected differently and subject higher delinquencies than the noted institutions.  If applicable, provide similar disclosure in future filings.

Response:   We advise the Staff that the Partnership is primarily an “asset” rather than a “credit” lender and relies mainly on the real property securing the loans to protect its investment.  While the Partnership reviews and considers the income level

Securities and Exchange Commission                                                                                                                     Page 2
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and general creditworthiness of a borrower as part of its overall evaluation process, such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy required loan-to-value ratios.  The Partnership’s lack of emphasis on the creditworthiness of a borrower may increase the risk of defaults on loans made by the Partnership.  Accordingly, the Partnership may have a level of delinquency within its portfolio that is generally higher than that of traditional lending and banking institutions which are typically “credit” lenders.
We undertake to provide similar disclosure in future filings.

4.
From page 5, we note that your average loan balance of about $2.5 million is significantly higher than the median price of an existing single family home in California, as disclosed on page 22, and the amount which triggers jumbo loan status.  As such, please tell us how this aspect of your loans makes it difficult for your borrowers to refinance or sell their homes in this market.  If applicable, provide similar disclosure in future filings.

Response:  As discussed in “Business—Overview” and “—Competition and General Economic Conditions” on pages 5-6 of the Partnership’s most recent Form 10-K, during the current real estate downturn and recession, the deterioration of credit markets (including all segments of real estate lending markets), more stringent borrower and property underwriting standards, reduced property values, lower loan to value lending ratios and a general lack of desire by traditional lending institutions to lend money secured by real estate have all contributed to significantly reduced credit availability to borrowers and potential real estate buyers.  While these dramatic changes in the real estate and credit markets have severely constrained credit for all borrowers and greatly hampered their ability to refinance or sell their properties, the impact of these changes has been even more pronounced for borrowers with “jumbo” loans.

As discussed in “Business—Competition and General Economic Conditions” on page 6 of the Partnership’s most recent Form 10-K, the primary sources of lending capital in the current credit markets have been reduced to loans that may be sold to Fannie Mae, Freddie Mac and large well-capitalized portfolio lenders.  Fannie Mae and Freddie Mac have created two types of maximum loan amounts they are willing to purchase.  For most single family properties, these are “conforming” loans, which are loans up to $417,000 and in some of the higher-priced regions of California, such as the San Francisco Bay Area, “high cost” loans up to $729,750.  Many of the properties securing the Partnership’s loan portfolio have loan amounts exceeding these thresholds and accordingly, are not eligible for purchase by these lenders.  As such, borrowers with high balance loans are required to seek out lenders willing to fund loans with balances higher than these agencies purchase guidelines in order to accomplish a refinance.  The number of lenders that are seeking to fund high balance

Securities and Exchange Commission                                                                                                                     Page 3
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loans has greatly diminished during the last two years and the availability of such loans remain severely limited in the current credit markets.  Given the relatively high average loan size in the Partnership’s portfolio and the slowdown in sales activity and downward pressure on property values in the higher-price real estate segment, many of the Partnership’s borrowers are finding it difficult to refinance their loans or sell their properties in the current credit and real estate market.

We undertake to provide similar disclosure in future filings to the extent applicable in the relevant filing periods.

5.	Please provide us with a discussion of the regulatory oversight your business operations are subject to. Provide similar disclosure in future filings.

Response:  A discussion of the regulatory oversight to which our business is subject is attached as Appendix A.  We undertake to include similar disclosure in future 10-K filings.

Competition and General Economic Conditions, page 6

6.
We note that 100% of your loan portfolio is secured by properties located in California.  Please tell us the foreclosure rate for the areas where your loans are concentrated.  If applicable, provide similar disclosure in future filings.

Response:  In 2008, notices of default were filed with respect to 523,624 properties in California.  This was an increase of 110% from 2007.  During the fourth quarter of 2008, a total of 75,230 notices of default were filed in California, representing a decrease of 7.7% from the 81,550 notices of default filed in the fourth quarter of 2007.  In San Francisco County, 302 and 334 notices of default were filed in the fourth quarters of 2008 and 2007, respectively.  In Los Angeles County, 14,410 and 13,613 notices of default were filed in the fourth quarters of 2008 and 2007, respectively.  In 2008, the number of trustees deeds recorded (evidencing the actual loss of a home to foreclosure) in California totaled 236,231.  During the fourth quarter of 2008, 46,183 trustees deeds were recorded in California, a 41.9% decrease from the 79,511 trustees deeds recorded in the third quarter of 2008, but an increase of 45.8% from the 31,676  trustees deeds recorded in the fourth quarter of 2007.  In San Francisco County, 68 and 119 trustees deeds were recorded in the fourth quarters of 2007 and 2008., respectively.  In Los Angeles County, 4,544 and 7,004 trustees deeds were recorded in the fourth quarters of 2007 and 2008, respectively.

We undertake to provide similar disclosure in future filings, as updated for the relevant filing period.

Securities and Exchange Commission                                                                                                                     Page 4
August 21, 2009

Secured Loan Portfolio, page 7

7.	Please identify the property that secures your largest loan and discuss the loan’s terms. If applicable, provide similar disclosure in future filings.

Response:  As of December 31, 2009, the Partnership’s largest loan, in the principal amount of $38,976,000 (representing 9.17% of the Partnership’s total assets), was secured by a first mortgage on a 126-unit condominium complex located in Glendale, California.  The loan has a coupon rate of 7.75% and matures in August 2009.  The Partnership also holds the second mortgage on this property.  The loan was acquired from the original senior lender to the property.  See “Item 7A–Quantitative and Qualitative Disclosures About Market Risk—Asset Quality” on page 24 of the Partnership’s most recent Form 10-K for additional disclosures regarding this property and loan.

As disclosed in Note 4 (Real Estate Owned—Real estate held for use) on page 18 of the Partnership’s Form 10-Q for the period ended June 30, 2009 (as filed with the SEC on August 14, 2009), the Partnership subsequently acquired this property through foreclosure in June 2009.  At the time of acquisition, the Partnership’s investment was $61,139,000.  The Partnership formed Grand Villa Glendale, LLC to own and operate the property as apartment rentals.  Grand Villa has engaged a property management company to manage and oversee the daily operations of the property.  Additional capital costs of $182,000 have been incurred subsequent to acquisition of the property.  At June 30, 2009, the Partnership’s total investment in Grand Villa was $57,810,000, net of a valuation allowance of $3,511,000.

We undertake to include in future filings disclosure regarding the property securing the Partnership’s largest loan and the material terms of such loan.

8.
We note that a substantial portion of your portfolio is secured trust deed loans.  Please tell us your remedy should a borrower of second or third trust deed loans default on their payment obligations.  If applicable, provide similar disclosure in future filings.

Response:  Reference is made to the section entitled “Certain Legal Aspects of Loans—Special Considerations in Connection with Junior Encumbrances” on page 45 of the Partnership’s prospectus, which describes the remedies of the Partnership, as a junior lienholder, and other special considerations applicable to second or third trust deed loans.

As disclosed in such section, if a senior lienholder forecloses on its loan, unless the amount of the successful bid exceeds the senior encumbrances, the junior lienholders will  receive nothing.   However, in that  event the junior lienholder may

Securities and Exchange Commission                                                                                                                     Page 5
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have the right to pursue an action against the borrower to enforce the promissory note.  In the cases of a single-asset borrower or where the junior lienholder has agreed to limit its recourse to the real property, this remedy may not be adequate.  Accordingly, where the Partnership is a junior lienholder, it will in most instances be required to protect its security interest in the property by taking over all obligations of the borrower with respect to senior encumbrances while the junior lien holder (i.e., the Partnership), commences its own foreclosure, making adequate arrangements either to (i) find a purchaser of the property at a price which will recoup the junior lienholder’s interest or (ii) pay off the senior encumbrances so that its encumbrance achieves first priority.  Either alternative will require the Partnership to make substantial cash expenditures to protect its interest.

In the event the borrower defaults solely upon his debt to the Partnership while continuing to perform with regard to the senior lienholder, the Partnership (as junior lienholder) will foreclose upon its security interest.  Upon foreclosure by a junior lienholder, the property will remain subject to all liens senior to the foreclosed lien.

We undertake to include in future filings, similar disclosures regarding the remedies available to the Partnership, as a junior lienholder, upon the default of a borrower of second or third trust deed loans.  Alternatively, we may incorporate by reference into such future filings, relevant portions of the “Certain Legal Aspects of Loans—Special Considerations in Connection with Junior Encumbrances” section from the Partnership’s prospectus, in accordance with Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act.

Item 2, Properties, page 9

9.
We note that in 2005 you acquired a multi-unit property.  Please tell us your percentage ownership of the noted property.  Also, we note that your total investment is up to $13.5 million.  Please tell us the revenue per square foot, or other applicable unit, and the occupancy rate for this property for the last two fiscal years.

Response:    As disclosed in Note 5 (Real Estate Owned) to the Financial Statements on page 46 of the Partnership’s most recent Form 10-K, the Partnership owns 72.50% of the interests in the property.  Three affiliates of the Partnership own the remaining 27.50%.  In future 10-K filings, we undertake to provide similar disclosure of the Partnership’s ownership interest in “Item 2—Properties” of the Form 10-K.

We advise the Staff that this property has not been leased or occupied since its acquisition in 2005 and has not generated any revenues, as it was acquired through foreclosure in a vacant state.  Following acquisition of the property, the Partnership

Securities and Exchange Commission                                                                                                                     Page 6
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and the other affiliated owners have been making improvements to the property.  Once such renovations are completed, the Partnership plans to list the property for sale.  While it is not currently anticipated that the property will be leased in the future, to the extent it is leased or used in other revenue generating activities prior to its planned sale, we undertake to disclose in a future filing the revenue per square foot (or other applicable unit) and the occupancy rate for the property.

In order to clarify that the property is not currently being leased, the Partnership added the following additional disclosure in Note 4 (Real Estate Owned) to the “Financial Statements” on page 16 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

“During 2005, the partnership acquired a multi-unit property through foreclosure. At the time the partnership took ownership of the property, the partnership’s investment, together with three other affiliate partnerships, totaled $10,595,000, including accrued interest and advances. Upon acquisition, the property was transferred via a statutory warranty deed to a new entity named Larkin Property Company, LLC (“Larkin”). The partnership owns a 72.50% interest in the property and the other three affiliates collectively own the remaining 27.50%. No valuation allowance has been established against this property as management is of the opinion the property will have adequate equity to allow the partnership and its affiliates to recover all of their investments. The assets, liabilities and any development or sales expenses of Larkin have been consolidated into the accompanying consolidated financial statements of the partnership.  As of June 30, 2009, approximately $4,524,000 in costs related to the development of this property has been capitalized by the partnership.  During 2006, the partnership recovered $431,000 from one of the guarantors of the original note.  As of June 30, 2009 and December 31, 2008, the aggregate investment of the partnership and the other affiliated partnerships in the property totaled $14,688,000 and $13,502,000, respectively.  The property has not been leased or occupied since its acquisition in 2005 and has not generated any revenues.  The partnership and the other affiliated owners have made and are continuing to make additional improvements to the property in preparation for the planned sale of the property.”

Market for the Registrant’s “Limited Partnership Units,” page 11

10.	We note the disclosure of your dividends on a percentage basis. Please tell us the actual amount of dividends declared per unit and break down such amount between cash and reinvestment.

Response:   When a  limited partner  invests in the  Partnership, the  limited  partner

Securities and Exchange Commission                                                                                                                     Page 7
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receives one unit for each one dollar ($1) invested.  At the time of such investment, the limited partner elects to either (i) receive monthly or annual distributions of cash flow, or (ii) to permit such allocable share of cash flow to be credited to the partner’s capital account and to have the compounded amount credited to his capital account.  The Partnership does not have a distribution reinvestment plan and accordingly, does not issue further units to those who elect to leave their earnings to compound.  Instead, with respect to those limited partners who elect to leave their earnings to compound, the Partnership credits their capital accounts with such earnings.  Thus, the concept of dividends declared per unit does not fit with how the Partnership operates.

Instead, the Partnership sets forth the net income per $1,000 invested.  See the Statements of Income and Note 2 (Summary of Significant Accounting Policies – Net Income per $1,000 invested) to the Financial Statements on pages 30 and 41 of the Partnership’s most recent Form 10-K.

We would propose to include in “Item 5 – Market for the Registrant’s “Limited Partnership Units”, Related Unitholders and Issuer Purchasers of Equity Securities” of future Form 10-Ks, the following additional disclosure (as updated for future periods):

“During the years 2006, 2007 and 2008, net income per $1,000 invested by limited partners on compounding accounts was $71, 71, and $53, respectively; such net income was credited to such limited partners’ capital accounts.  During the years 2006, 2007, and 2008, net income per $1,000 invested by limited partners on monthly distributing accounts was $69, $69 and $52, respectfully; such net income was paid out as distributions to such limited partners.

Securities and Exchange Commission                                                                                                                     Page 8
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Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

11.
We note your disclosure indicates that recent trends in the economy have been taken into consideration in your process of arriving at the allowance for loan losses.  Explain to us and clarify in future filings with some specificity how the recent trends in the economy impacted your analysis if the present value of future cash flows from loans.  In your response, please share any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and the effective interest rate used to discount cash flows to present value.

Response:  In arriving at our estimate for the allowance for loan losses, recent trends in the economy are taken into consideration.  Because we are an asset based lender, the most significant economic trend that impacts our allowance for loan losses is the fair value of California real estate.  During periods of declining real estate values we would expect this trend to have a negative impact on our estimated allowance for loan losses. During periods of appreciating real estate values we would expect this trend to have a positive impact. During 2008, residential real estate values declined from their 2007 levels. This trend has continued into 2009. Consistent with this trend our estimated allowance for loan losses has increased in 2008 and continues to increase in 2009.

In determining the amount by which to reduce the carrying amount of a loan, we do not look to the present value of future cash flows discounted at the loan’s effective rate. Rather, as our loans are collateral dependent, we look to the estimated fair value of the related collateral.

We undertake to explain and clarify in future filings that California real estate values (and to the extent applicable for such future filing period, other material economic trends) are taken into consideration in our process of arriving at the allowance for loan losses during such filing period.

Securities and Exchange Commission                                                                                                                     Page 9
August 21, 2009

Item 7A – Quantitative and Qualitative Disclosures About Market Risk
Asset Quality, page 24

12.
We note that you have filed a notice of default during early 2009 related to a property for which the Registrant holds both a first and second mortgage.  Your disclosure indicates that your basis in the property would be approximately $58 million if the property was acquired in a trustee sale.  Please tell us what your total investment is in the first and second mortgages on this property.

Response:  As of December 31, 2008, the Partnership’s total investment in the first and second mortgages secured by the referenced property is $57,049,000.  See our response to comment 7 above for additional disclosures relating to this property.

Related Parties, page 15

13.
We note that a portion of the fees chargeable to the general partners or their affiliates were waived.  Please tell us if such waiver was needed in order for you to have sufficient funds to declare your dividends or satisfy withdrawal requests.  Also, tell us the criteria used to determine the amounts waived.

Response:    We hereby advise the Staff that the fee waivers were not made for the purpose of providing the Partnership with sufficient funds to satisfy withdrawal requests.  Further, such fee waivers were not made in order to meet any required level of distributions from the Partnership as the Partnership has no such required level of distributions. Fees were waived simply to enhance returns and distributions to the limited partners, the investors.  Neither Redwood Mortgage Corp. (with respect to mortgage services fees) nor the general partners (with respect to asset management fees) use any specific criteria when deciding the exact amount of fees to be waived.  The decision to waive fees and the amount, if any, to be waived, is made by Redwood Mortgage Corp. or the general partners in their sole discretion.

In response to the Staff’s comment, the Partnership added the above disclosures in “Management Discussion and Analysis of Financial Condition and Results of Operation— Related Parties” on pages 24-25 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009.  We undertake to continue to provide similar disclosures in future filings.

Securities and Exchange Commission                                                                                                                     Page 10
August 21, 2009

Liquidity and Capital Resources, page 20

14.
We note your disclosure of withdrawals by limited partners.  Please tell us if you have been able to satisfy all withdrawal requests in the last fiscal year.  We also note that you have suspended all liquidation payments until further notice.  Please quantify the amount of request made but not accepted to date and tell us the order that you will use to determine how you will satisfy unaccepted requests.

Response:  We advise the Staff that the Partnership was able to satisfy all withdrawal requests in the last fiscal year ended December 31, 2008.

As disclosed in “Management Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on page 21 of the Partnership’s most recent Form 10-K, the Partnership suspended all liquidation payments effective March 16, 2009 and will not be accepting new liquidation requests until further notice.

We undertake to disclose in future filings the amount of withdrawal requests that have not been satisfied to date.  The Partnership intends to satisfy outstanding requests in an equitable manner and is currently in the process of adopting a formal policy that would set forth the order in which it will satisfy unfulfilled requests.  We undertake to disclose such policy, once finalized, in a future filing.

Note 2 – Summary of Significant Accounting Policies

Loans, Secured by Deeds of Trust, page 38

15.
We note that you have identified only 12 loans as being impaired as of December 31, 2008.  In light of the fact that you have identified 21 loans that are past due 90 or more days as of December 31, 2008 and that you restructure fifteen loans during 2008, please share with us the considerations you made in reaching the conclusion that only twelve loans were impaired as of December 31, 2008.  In your response, please address why you have not considered all of the 2008 restructured loans to be impaired under the guidance of paragraphs 8 and 9 of SFAS 114.

Response:  In reviewing the Partnership’s loan portfolio for potential impairment, we follow the guidance of paragraphs 8 and 9 of SFAS 114.  In accordance with paragraph 8, we do not consider a loan impaired during a period of delay in payment if we expect to collect all amounts due, including accrued interest at the contractual interest rate for the period of delay.

Most of the Partnership’s loans will be for a period of 1 to 5 years, and generally not

Securities and Exchange Commission                                                                                                                     Page 11
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more than 15 years.  Most loans will provide for payments of interest only or are partially amortizing with a “balloon” payment of principal payable in full at the end of the term. Some loans provide for the deferral and compounding of all or a portion of accrued interest for various periods of time.  The Partnership generally will not grant borrowers an option to refinance or extend the loan at the time the loan is made.  However, the Partnership may agree to extend or refinance a loan at its maturity if deemed appropriate and advisable for business reasons or in light of the then-current economic climate or other factors.

The Partnership is an asset based lender. It may consider the income level and general creditworthiness of a borrower to determine his or her ability to repay the loan according to its terms, but such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy our loan-to-value ratios.  Therefore, loans may be made to borrowers who are in default under other of their obligations (e.g., to consolidate their debts) or who do not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

A provision is made for loan losses to adjust the allowance for loan losses to an amount we consider to be adequate. As the loans are collateral dependent, the Partnership’s determination of the adequacy of the allowance and ultimately the potential loan impairment is based on its assessed fair value of the property securing the loan. If the collateral fair value is not considered to be sufficient to provide for the loan balance, including any accrued interest, late fees and advances on loans, we consider the loan to be impaired, discontinue the accrual of interest and record an allowance for loan losses.

The Partnership restructured 15 loans by extending the maturity date, lowering the interest rate or reducing the monthly payment. Of those restructurings, six were considered troubled debt restructurings in accordance with SFAS 114 and we recognized an accounting loss on those loans. In future filings we will specifically refer to these types of loan restructurings, if any, as troubled debt restructurings to minimize any confusion.

Item 15 – Exhibits and Financial Statement Schedules

16.
We note that most of the exhibits listed on page 64 are incorporated by reference from your Form S-11 registration statement.  Please advise us whether any of these exhibits have been modified since they were filed with the registration statement.  See Rule 12b-32(b) of the Exchange Act.

Response:  We advise the Staff that none of these exhibits have been modified in any material respect since they were filed with the registration statement.

Securities and Exchange Commission                                                                                                                     Page 12
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Form 10-Q for the period ended March 30, 2009

Allowance for Losses, page 25

17.
On page 25 of your Form 10-Q for the period ended March 20, 2009, we note there were 30 loans that have matured or are past due totally of $93.5 million.  Please tell us whether they are secured by first, second, or third deeds of trust.  Also, tell us your intention with these loans.

Response:  At March 31, 2009, the Partnership had 30 loans past due 90 days or more in interest payments.  Eleven of these 30 loans were past maturity.  Of these eleven loans, five were secured by first deeds of trust and six were secured by second deeds of trust.  Of the remaining 18 non-mature delinquent loans, 13 were secured by first deeds of trust and six were secured by second deeds of trust.

With respect to those loans that have matured or are past due in interest payments, the Partnership intends to try to collect such payments in full.  If collection is not successful, the Partnership may consider entering into a workout agreement, restructuring the loan or foreclosing on the property as the general partners deem appropriate based on their evaluation of each such loan.

In order to provide the additional disclosures requested by the Staff, we revised the disclosures in “Management Discussion and Analysis of Financial Condition and Results of Operation—Allowance for Losses” on page 27 of the Partnership’s Form 10-Q for the period ended June 30, 2009 (as filed with the SEC on August 14, 2009), as follows:

“At June 30, 2009, the partnership had 34 loans past due 90 days or more in interest payments with an aggregate principal of $93,704,000 and a weighted average interest rate of 9.50%.  Of these 34 loans, twelve loans, with an aggregate principal balance of $52,993,000, were also past maturity.  Of these twelve loans, seven were secured by first deeds of trust with an aggregate principal balance of $25,074,000 and a weighted average interest rate of 9.32%, and the other five loans were secured by second deeds of trust with an aggregate principal balance of $27,919,000 and a weighted average interest rate of 10.56%.  Of the remaining 22 non-mature delinquent loans, nine were secured by first deeds of trust with an aggregate principal balance of $20,600,000 and a weighted average interest rate of 7.88% and 13 were secured by second deeds of trust with an aggregate principal balance of $20,111,000 and a weighted average interest rate of 9.25%.  There was one mature, non-delinquent loan with a principal balance of $13,120,000 and an interest rate of 10.50%.  With respect to those loans that have  matured  or  are  past  due  in interest payments,  the  partnership  will

Securities and Exchange Commission                                                                                                                     Page 13
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attempt to collect such amounts in full and, if collection is not successful, the partnership may consider entering into a workout agreement, restructuring the loan or foreclosing on the property as the general partners deem appropriate based on their evaluation of each individual loan.”

We undertake to provide in future filings similar disclosures regarding the priority of security positions and the Partnership’s intentions as to delinquent loans.

18.	We note that 11 of the delinquent loans are past maturity. Please tell us the amount of matured loans that are currently continuing to make payments and the interest rates applicable to those loans.

Response:  We advise the Staff that none of the eleven delinquent loans that were past maturity as of March 31, 2009, are currently making payments.  Of these eleven delinquent loans past maturity, five loans, with an aggregate principal balance of $19,759,000, have a weighted average interest rate of 9.36%.  The remaining six loans, with an aggregate principal balance of $38,256,000, have a weighted average interest rate of 10.48%.

In order to provide the additional disclosures requested by the Staff, we revised the disclosures in “Management Discussion and Analysis of Financial Condition and Results of Operation—Allowance for Losses” on page 27 of the Partnership’s Form 10-Q for the period ended June 30, 2009 (as filed with the SEC on August 14, 2009), as follows:

“At June 30, 2009, the partnership had 34 loans past due 90 days or more in interest payments with an aggregate principal of $93,704,000 and a weighted average interest rate of 9.50%.  Of these 34 loans, twelve loans, with an aggregate principal balance of $52,993,000, were also past maturity.  Of these twelve loans, seven were secured by first deeds of trust with an aggregate principal balance of $25,074,000 and a weighted average interest rate of 9.32%, and the other five loans were secured by second deeds of trust with an aggregate principal balance of $27,919,000 and a weighted average interest rate of 10.56%.  Of the remaining 22 non-mature delinquent loans, nine were secured by first deeds of trust with an aggregate principal balance of $20,600,000 and a weighted average interest rate of 7.88% and 13 were secured by second deeds of trust with an aggregate principal balance of $20,111,000 and a weighted average interest rate of 9.25%.  There was one mature, non-delinquent loan with a principal balance of $13,120,000 and an interest rate of 10.50%.  With respect to those loans that have matured or are past due in interest payments, the partnership will attempt to collect such amounts in full and, if collection is not successful, the partnership may consider entering  into a workout agreement, restructuring

Securities and Exchange Commission                                                                                                                     Page 14
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the loan or foreclosing on the property as the general partners deem appropriate based on their evaluation of each individual loan.”

To the extent the Partnership has delinquent loans that are past maturity in future periods, we undertake to provide in the relevant future filings similar disclosures regarding the amount of matured loans that are currently continuing to make payments and the interest rates applicable to those loans.

19.
We note that the partnership entered into four workout agreements for the period ended March 30, 2009.  You have disclosed the typical workout arrangement.  Please tell us the modifications made in those workouts and how that impacts your cash flow.

Response:  We respectfully submit that if the Partnership is required to disclose how each loan, which is the subject of a workout agreement, has been specifically modified, such disclosure would cause competitive harm to the Partnership.  In future workout situations, other borrowers might cite such modified terms, which otherwise would be confidential, to argue for similar or better terms in their situations, which would put the Partnership at a disadvantage.  Also, disclosing how a specific loan has been modified might raise privacy issues with the related borrower.

With respect to the impact on cash flow of the workout agreements, these agreements are one of several factors that affect cash flow.  Those factors are discussed in the “Management Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on pages 20-21 of the most recent Form 10-K.  The Partnership has not, in the past, quantified each such factor and, it would be quite difficult and time consuming to do so.

In response to this comment, the Partnership added the following disclosure in the fourth paragraph under “Management Discussion and Analysis of Financial Condition and Results of Operation— Allowance for Losses” on page 27 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

“By deferring maturity dates of balloon payments or deferring past due payments, workout agreements may adversely affect our cash flow.”

We undertake to continue to provide similar disclosure in future filings.

*  *  *  *  *

Securities and Exchange Commission                                                                                                                                      Page 15
August 21, 2009

Other Matters

In Appendix B hereto, the Partnership has provided the acknowledgements requested by the Staff’s comment letter.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

Securities and Exchange Commission                                                                                                                     Page 16
August 21, 2009

APPENDIX A

HOW WE ARE REGULATED

General. We are subject to various federal, state and local laws, rules and regulations that affect our business.  Following is a brief description of certain laws and regulations which are applicable to our business.  The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this Form 10-K, do not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Regulations Applicable to Mortgage Lenders and Servicers.  We and Redwood Mortgage Corp., which originates and services our loans, are heavily regulated by laws governing lending practices at the federal, state and local levels.  In addition, proposals for further regulation of the financial services industry are continually being introduced.

These laws and regulations to which we and Redwood Mortgage Corp. are subject include those pertaining to:

•	real estate settlement procedures;
•	fair lending;
•	truth in lending;
•	compliance with federal and state disclosure requirements;
•	the establishment of maximum interest rates, finance charges and other charges;
•	secured transactions and foreclosure proceedings; and
•	privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers.

Some of the key federal and state laws affecting our business include:

•
Real Estate Settlement Procedures Act (RESPA). RESPA primarily regulates settlement procedures for real estate purchase and refinance transactions on residential (1-4 unit) properties.  It prohibits lenders from requiring the use of specified third party providers for various settlement services, such as appraisal or escrow services.  RESPA also governs the format of the good faith estimate of loan transaction charges and the HUD-1 escrow settlement statement.

•
Truth in Lending Act.  This federal act was enacted in 1968 for the purpose of regulating consumer financing and is implemented by the Federal Reserve Board.  For real estate lenders, this act requires, among other things, advance disclosure of certain loan terms, calculation of the costs of the loan as demonstrated through an annual percentage rate (APR), and the right of a consumer in a refinance transaction on their primary residence to rescind their loan within three days following signing.

•
Home Ownership and Equity Protection Act (HOEPA) and California Bill 489.  HOEPA was passed in 1994 to provide additional disclosures for certain closed-end home mortgages.  In 1995, the Federal Reserve Board issued final regulations governing “high cost” closed-end home mortgages with interest rates and fees in excess of certain percentage or amount thresholds.  These regulations primarily focus on additional disclosure with respect to the terms of the loan to the borrower, the timing of such disclosures, and the prohibition of certain loan terms, including balloon payments and negative amortization.  The failure to comply with the regulations will render the loan rescindable for up to three years. Lenders can also be held liable for attorneys’ fees, finance charges and fees paid by the borrower and certain other money damages.  Similarly in California, Assembly Bill 489, which was signed into law in 2001 and became effective as of July 1, 2002, provides for state regulation of “high cost” residential mortgage and consumer loans secured by liens on real property, which equal or exceed the Fannie Mae/Freddie Mac conforming loan limits or less, with interest rates and fees exceeding a certain percentage or amount threshold. The law prohibits certain lending practices with respect to high cost loans, including the making of a loan without regard to the borrower’s income or obligations.  When making such loans, lenders must provide borrowers with a consumer disclosure, and provide for an additional rescission period prior to closing the loan.

•
Mortgage Disclosure Improvement Act.  Enacted in 2008, this act amended the Truth in Lending Act regulating the timing and delivery of loan disclosures for all mortgage loan transactions governed under RESPA.

•
Home Mortgage Disclosure Act.  This act was enacted to provide for public access to statistical information on a lenders’ loan activity.  It requires lenders to disclose certain information about the mortgage loans it originates and purchases, such as the race and gender of its customers, the disposition of mortgage applications, income levels and interest rate (i.e. annual percentage rate) information.

•
Red Flags Rule. The Red Flags Rule, which becomes effective on August 1, 2009, requires lenders and creditors to implement an identity theft prevention program to identify and respond to loan applications in which the misuse of a consumer’s personal identification may be suspected.

•
Graham-Leach-Bliley Act.  This act requires all businesses which have access to consumers’ personal identification information to implement a plan providing for security measures to protect that information.  As part of this program, we provide applicants and borrowers with a copy of our privacy policy.

Recent or Pending Legislation and Regulatory Proposals. The recent credit crisis has led to an increased focus by federal, state and local regulatory authorities on the mortgage industry.  Federal and state regulators are considering a broad variety of legislative and regulatory proposals covering mortgage loan products, loan terms and underwriting standards, risk management practices and consumer protection, which could have a broader impact across the mortgage industry.  In addition, the U.S. economy is currently experiencing a prolonged and severe recession, which has and will likely continue to cause increased delinquencies, continued home price depreciation and lower home sales.  In response to these trends, the U.S. government has taken several actions which are intended to stabilize the housing market and the banking system, maintain lower interest rates, and increase liquidity for lending institutions. These actions are intended to make it easier for borrowers to obtain mortgage financing or to avoid foreclosure on their current homes.  It is too early to tell whether these legislative and regulatory initiatives, actions and proposals will achieve their intended effect or what impact they will have on our business and the mortgage industry generally.

Following is a brief description of several key initiatives, actions and proposals that may impact the mortgage industry:

•
Guidance on Nontraditional Mortgage Product Risks. On September 29, 2006, the federal banking agencies issued guidance to address the risks posed by nontraditional residential mortgage products, that is, mortgage products that allow borrowers to defer repayment of principal or interest. The guidance instructs institutions to ensure that loan terms and underwriting standards are consistent with prudent lending practices, including consideration of a borrower’s ability to repay the debt by final maturity at the fully indexed rate and assuming a fully amortizing repayment schedule; requires institutions to recognize, for higher risk loans, the necessity of verifying the borrower’s income, assets and liabilities; requires institutions to address the risks associated with simultaneous second-lien loans, introductory interest rates, lending to subprime borrowers, non-owner-occupied investor loans, and reduced documentation loans; requires institutions to recognize that nontraditional mortgages, particularly those with risk-layering features, are untested in a stressed environment; requires institutions to recognize that nontraditional mortgage products warrant strong controls and risk management standards, capital levels commensurate with that risk, and allowances for loan and lease losses that reflect the collectibility of the portfolio; and ensure that consumers have sufficient information to clearly understand loan terms and associated risks prior to making product and payment choices. The guidance recommends practices for addressing the risks raised by nontraditional mortgages, including enhanced communications with consumers; promotional materials and other product descriptions that provide information about the costs, terms, features and risks of nontraditional mortgages; more informative monthly statements for payment option adjustable rate mortgages; and specified practices to avoid.  In January 2008, in response to this federal guidance on non-traditional mortgage loans, California enacted SB 385 which requires lenders offering non-traditional mortgages on primary residential properties to provide additional disclosure information pertaining to the terms of the loan offered, as well as a comparison to other loan products that may be available in the marketplace.  The California Department of Real Estate defines ‘non-traditional’ mortgages as those in which there is a deferral of either principal or interest in the loan.  We do not make non-traditional loans on primary residential properties.

•
Guidance on Loss Mitigation Strategies for Servicers of Residential Mortgages.  On September 5, 2007, the federal banking agencies issued a statement encouraging regulated institutions and state-supervised entities that service residential mortgages to pursue strategies to mitigate losses while preserving homeownership to the extent possible and appropriate.  The guidance encourages servicers to take proactive steps to preserve homeownership in situations where there are heightened risks to homeowners losing their homes to foreclosures.  Such steps may include loan modification; deferral of payments; extensions of loan maturities; conversion of adjustable rate mortgages into fixed rate or fully indexed, fully amortizing adjustable rate mortgages; capitalization of delinquent amounts; or any combination of these actions.  Servicers are instructed to consider the borrower’s ability to repay the modified obligation to final maturity according to its terms, taking into account the borrower’s total monthly housing-related payments as a percentage of the borrower’s gross  monthly  income,  the  borrower’s  other  obligations,  and  any  additional  tax liabilities that may result from loan modifications. Where appropriate, servicers are encouraged to refer borrowers to qualified non-profit and other homeownership counseling services and/or to government programs that are able to work with all parties and avoid unnecessary foreclosures. The guidance states that servicers are expected to treat consumers fairly and to adhere to all applicable legal requirements.

•
Housing and Economic Recovery Act of 2008:  Enacted in July 2008, this legislation, among other things, established new Fannie Mae, Freddie Mac and FHA conforming loan limits and established a new Federal Housing Finance Agency.  It also established the new “HOPE for Homeowners Program” to refinance existing borrowers meeting eligibility requirements into fixed-rate FHA mortgage products.  This act also provided for a comprehensive, nationwide licensing and registry system for mortgage originators.  The federal direction to states to adopt national loan originator licensing standards will be implemented in California through the California Department of Real Estate (DRE).  Much of what has been adopted at the federal level has already been in effect in California under the DRE’s regulatory authority for a number of years.  It is anticipated that new standards relating to continuing education requirements, among other things, will be incorporated into DRE regulations, once implemented.

•
New Regulations Establishing Protections for Consumers in the Residential Mortgage Market.  In 2008, the Federal Reserve Board issued new regulations under the federal Truth-in-Lending Act and the Home Ownership and Equity Protection Act (HOEPA). For mortgage loans governed by HOEPA, the new regulations further restrict prepayment penalties, and enhance the standards relating to the consumer’s ability to repay.  For a new category of closed-end “higher-priced” mortgage loans, the new regulations restrict prepayment penalties, and require escrows for property taxes and property-related insurance for most first lien mortgage loans.  For all closed-end loans secured by a principal dwelling, the new regulations prohibit the coercion of appraisers; require the prompt crediting of payments; prohibit the pyramiding of late fees; require prompt responses to requests for pay-off figures; and require the delivery of transaction-specific Truth-in-Lending Act disclosures within three business days following the receipt of an application.  The new regulations also impose new restrictions on mortgage loan advertising for both open-end and closed-end products. In general, the new regulations are effective October 1, 2009, with certain exceptions.

•
Proposed Amendments to the U.S. Bankruptcy Code:  Since 2008, proposed legislation has been introduced before the U.S. Congress for the purpose of amending Chapter 13 in order to permit bankruptcy judges to modify certain terms in certain mortgages in bankruptcy proceedings, a practice commonly known as cramdown.  Presently, Chapter 13 does not permit bankruptcy judges to modify mortgages of bankrupt borrowers.  While the breadth and scope of the terms of the proposed amendments to Chapter 13 differ greatly, some commentators have suggested that such legislation could have the effect of increasing mortgage borrowing costs and thereby reducing the demand for mortgages throughout the industry. It is too early to tell when or if any of the proposed amendments to Chapter 13 may be enacted as proposed and what impact any such enacted amendments to Chapter 13 could have on the mortgage industry.

Some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether.

APPENDIX B

August 21, 2009

Redwood Mortgage Investors VIII,
a California limited partnership
900 Veterans Blvd., Suite 500
Redwood City, CA  94063

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-27816

Dear Mr. Kluck:

In connection with the response letter of Baker & McKenzie, of even date herewith, which responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2009, Redwood Mortgage Investors VIII, a California limited partnership (the “Partnership”) hereby acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII